SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Winmark Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

974250 10 2

(CUSIP Number)

John L. Morgan

Winmark Corporation

605 Highway 169 N

Minneapolis, Minnesota 55441

(763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 974250 10 2

1	Names of Reporting Persons John L. Morgan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,636,659

	8	Shared Voting Power 29,032

	9	Sole Dispositive Power 1,636,659

	10	Shared Dispositive Power 29,032

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,691

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 33.5%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 12 to Schedule 13D (the “Statement”) relates to the Common Stock, no par value per share (the “Common Stock”), of Winmark Corporation, a Minnesota corporation (the “Company”).  The principal executive office of the Company is located at 605 Highway 169 N, Suite 400, Minneapolis, MN  55441.

Item 2.	Identity and Background.
(a) Name: John L. Morgan (“Reporting Person”).
(b) Residence or business address: 605 Highway 169 N, Suite 400, Minneapolis, MN 55441.
(c) Principal occupation: Chief Executive Officer of the Company
(d) Criminal proceedings. None

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Personal funds were used to acquire the shares set forth in Item 5 below.

Item 4.	Purpose of Transaction.

The Reporting Person acquired shares of Common Stock that are the subject of this Schedule 13D/A for investment purposes.

In his capacity as a director and officer of the Company, the Reporting Person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investments in the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)   As of the date hereof, the Reporting Person beneficially owns the amount of Common Stock set forth below.  The percentage set forth below is based upon 4,977,238 shares of Common Stock outstanding on March 8, 2011.

Shares of Common Stock	Percentage of Outstanding Common Stock
1,665,691	33.5%

(b)   With the exception of 29,032 shares held by his wife, the Reporting Person has the sole power to vote and dispose of the shares of Common Stock, which he beneficially owns.  The Reporting Person disclaims beneficial ownership with respect to the 29,032 shares held by his wife.

(c)   During the past sixty (60) days, the following purchases of Common Stock were made by the Reporting Person in open market transactions:

Date	Shares	Price
March 8, 2011	2,000	$36.91
January 18, 2011	3,600	$33.11

(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
No change.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2011	/s/ John L. Morgan
John L. Morgan